Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS APPOINTS DERMATOLOGY VETERAN DR ALEX KAOUKHOV AS CHIEF MEDICAL OFFICER

-	Dermatologist with over twenty years of experience in senior biopharma roles in the US and Europe, including positions at Almirall, Allergan and Novartis
-	Strengthens leadership team as eblasakimab (also known as ASLAN004) moves into late-stage trials

Menlo Park, California, and Singapore, March 15, 2022 – ASLAN Pharmaceuticals (NASDAQ: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced the appointment of Alex Kaoukhov, MD, as Chief Medical Officer based in ASLAN’s US office, effective immediately.

Alex was most recently Head of Clinical Development, Senior Vice President at Bioniz Therapeutics where he established and managed a team responsible for the development of therapeutic assets for the treatment of skin and gastrointestinal autoimmune diseases.

Prior to this, from 2018 to 2020, Alex served as Head of Global Development at Almirall. His responsibilities included global clinical and non-clinical development, in addition to contributing to business development activities relating to building out the company’s medical dermatology pipeline, including the in-licensing of lebrikizumab for Europe.

Alex was also Associate Vice President of Clinical Development at Allergan in the US, with oversight of the medical dermatology pipeline. Before this, he served in clinical development leadership roles at Novartis and Galderma. During his career, Alex has designed and led large clinical trials, secured several product approvals for global programs and led the development of numerous innovative early-stage programs. At ASLAN, Alex replaces Dr Kenneth Kobayashi, who has left the company.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “We’re pleased to welcome Alex to the executive team. Alex brings a great breadth of international dermatology and immunology experience, with a particular focus in atopic dermatitis, and track record of strong project leadership and team building, especially related to developing and running late-stage clinical studies. As eblasakimab advances through the Phase 2b study and we firm up our development plans for ASLAN003, we are looking forward to benefitting from his insights and expertise. We are grateful to Ken for his contribution to the early eblasakimab program and wish him well.”

Dr Alex Kaoukhov, Chief Medical Officer, ASLAN Pharmaceuticals, commented: “ASLAN is building an impressive pipeline of clinical assets that have the potential to offer truly differentiated options for patients. I am looking forward to working closely with the management team to lead the development of these programs at this critical stage and am very excited to join as eblasakimab is advancing through late-stage studies in atopic dermatitis.”

Prior to joining industry, Alex trained in dermatology at the Université de Paris 7 - Denis Diderot and conducted clinical research at Hôpital Saint-Louis in Paris, France.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com

About ASLAN Pharmaceuticals
ASLAN Pharmaceuticals (Nasdaq:ASLN) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, in atopic dermatitis, and ASLAN003, a potent oral inhibitor of DHODH, which is being developed for autoimmune disease. ASLAN has a team in Menlo Park, California, and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.